EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES Sprint Corporation

	2003 (as restated)	2002 (as restated)	2001 (as restated)	2000 (as restated)	1999 (as restated)
	(millions)
Earnings
Income (loss) from continuing operations before income taxes	$(504)	$401	$(2,350)	$(1,052)	$(1,445)
Capitalized interest	(59)	(90)	(110)	(107)	(85)
Equity in losses of less than 50% owned entities	79	119	175	256	80
Subtotal	(484)	430	(2,285)	(903)	(1,450)
Fixed charges
Interest charges	1,496	1,560	1,383	1,169	1,020
Interest factor of operating rents	377	422	396	347	308
Total fixed charges	1,873	1,982	1,779	1,516	1,328
Earnings (loss), as adjusted	$1,389	$2,412	$(506)	$613	$(122)

Ratio of earnings to fixed charges	— (1)	1.22	— (2)	— (3)	— (4)

(1)	Earnings, as adjusted, were inadequate to cover fixed charges by $484 million in 2003.

(2)	Earnings, as adjusted, were inadequate to cover fixed charges by $2.3 billion in 2001.

(3)	Earnings, as adjusted, were inadequate to cover fixed charges by $903 million in 2000.

(4)	Earnings, as adjusted, were inadequate to cover fixed charges by $1.5 billion in 1999.

Note:	The ratios were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings include Income (loss) from continuing operations before income taxes, plus equity in the net losses of less-than-50% owned entities, less capitalized interest. Fixed charges include interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents.